                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

SEC File Number: 1-12123

(Check One): [ _ ] Form 10-K [ _ ] Form 20-F [X] Form 11-K [ ] Form 10-Q

For Period Ended:  December 31, 2003

 [ _ ] Transition Report on Form 10-K

[ _ ] Transition Report on Form 20-F

[ _ ] Transition Report on Form 11-K

[ _ ] Transition Report on Form 10-Q

[ _ ] Transition Report on Form N-SAR


For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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Part I - Registrant Information

Full name of registrant: Premco Products, Inc. Employees' Savings and investment Plan


1 JLG Drive


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Address of principal executive office (Street and number)

McConnellsburg, PA 17233-9533

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City, State and Zip Code

Part II. Rule 12b-25 (b) and  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[-] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

            The Registrant was unable to timely file its Form 11-K related to the Premco Products, Inc. Employees' Savings and Investment Plan in a timely manner due to unforeseen delays in the finalization of the financial statements comprising the report. The Registrant expects to file the Form 11-K within the requested 15-day extension.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Thomas D. Singer               (240) 313-1808

(Name)                         (Area code) (Telephone number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [ X ] Yes [ _ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ _ ] Yes [ X ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Premco Products, Inc. Employees' Savings and investment Plan

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(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   June 29, 2004               By  /s/ Thomas D. Singer
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                                       Senior Vice President, General
                                       Counsel and Secretary